SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

August 7, 2023

Division of Corporation Finance

Office of Manufacturing

Attention:	Heather Clark, Staff Accountant 202-551-3624
Kevin Stertzel, Staff Accountant 202-551-3723
Jennifer Angelini, Staff Attorney 202-551-3047
Sherry Haywood, Staff Attorney 202-551-3345

Re:	Perfect Moment Ltd.
Draft Registration Statement on Form S-1 (the “Registration Statement”)
Submitted March 14, 2022
CIK No. 0001849221

Dear Ms. Clark, Mr. Stertzel, Ms. Angelini and Ms. Haywood:

Perfect Moment Ltd. (the “Company”) confirms receipt of the letter dated April 8, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below in bold, followed by the Company’s response:

Draft Registration Statement on Form S-1 Cover Page

1.	Please revise the Explanatory Note immediately following the registration statement cover to reconcile the apparent inconsistencies between the principal points and the alternate pages you have submitted. For example, and without limitation, we note that a different Offering subsection in the Prospectus Summary is identified but does not appear, while a different Determination of Offering Price section is not identified but does appear.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Explanatory Note immediately following the registration statement cover in Amendment No. 1 to the Registration Statement (the “Amendment”) to clarify that:

The Selling Stockholder Prospectus is substantively identical to the IPO Prospectus, except for the following principal points:

●	they contain different outside and inside front and back covers;

●	they contain different Explanatory Note sections;

●	the Offering section from the IPO Prospectus is deleted from the Selling Stockholder Prospectus;

●	a Selling Stockholders section is included in the Selling Stockholder Prospectus;

●	they contain different Use of Proceeds sections;

●	the Capitalization section from the IPO Prospectus is deleted from the Selling Stockholder Prospectus;

●	the Dilution section from the IPO Prospectus is deleted from the Selling Stockholder Prospectus;

●	the Underwriting section from the IPO Prospectus is deleted from the Selling Stockholder Prospectus and a Plan of Distribution is inserted in its place;

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

●	a Determination of Offering Price is included in the Selling Stockholder Prospectus; and

●	the Legal Matters section in the Selling Stockholder Prospectus deletes the reference to counsel for the underwriters.

2.	Please revise the prospectus covers to address the following:

●	Revise the IPO prospectus cover to describe the resale offering occurring concurrently with and following your initial public offering and to highlight the potential risks to investors.

●	Clearly state in both prospectuses whether, or to what extent, the resale offering is contingent upon the primary offering and/or Nasdaq listing.

●	Revise the resale prospectus cover to identify the IPO price range and midpoint. Clearly disclose here and in the Determination of Offering Price section that the selling stockholders will initially offer the shares at a fixed price and, following Nasdaq listing, may offer the shares with at-the-market pricing, ensuring consistency with disclosure in the Plan of Distribution section.

●	We note that the number of shares to be issued to noteholders is dependent upon the initial public offering price. Please clearly disclose the total amount of principal and accrued interest to be used for this calculation. Since the number of newly-issued shares will not be known until pricing, tell us how your propose to disclose the number of shares being offered in the preliminary resale prospectus, and make conforming revisions. Refer to Item 501(b)(2) of Regulation S-K.

●	Revise the IPO prospectus cover, and elsewhere as appropriate, to disclose the underwriter warrants referenced in note 5 to the registration fee table.

●	Include an alternate table of contents and the dealer prospectus delivery obligation on the inside front cover of the resale prospectus. Refer to Item 502 of Regulation S- K.

RESPONSE: The Company has revised its disclosure response to the Staff’s comment above as follows:

●	In response to bullet #1, the Company has revised its disclosure on the cover of the IPO Prospectus in the Amendment by adding the following:

“In addition, concurrently, we are registering shares of common stock in connection with the potential resale (following the primary offering) by certain selling stockholders of an aggregate amount up to            shares of our common stock pursuant to a separate prospectus (the “Selling Stockholder Prospectus”), which we also refer to as the resale offering, consisting of (i)        shares of our common stock issuable in connection with the automatic conversion, upon the closing of the primary offering, of $10,001,967 in principal amount of plus accrued interest in the amount of $1,860,003 (which accrued interest would be $           assuming conversion on           , 2023) under our 8% senior subordinated secured convertible promissory notes (the “2021 Notes”) held by certain selling stockholders who are investors in the 2021 bridge loan financing and our 8% senior subordinated secured convertible promissory notes (the “2022 Notes” and, together with the 2021 Notes, the “Notes”) held by certain selling stockholders who are investors in the 2022 bridge loan financing, at 80% of the initial public offering price, calculated assuming conversion at maturity and an assumed initial public offering price of $           per share, the midpoint of the price range listed below on this cover page of this prospectus (the “IPO Prospectus”), and (ii) 2,075,000 shares of our common stock held by certain stockholders who held shares prior to the 2021 share exchange or provided certain advisory or legal services in connection with the 2021 share exchange and the 2021 bridge loan financing. The sales of our common stock by us using the IPO Prospectus or by the selling stockholders using the Selling Stockholder Prospectus may result in two offerings taking place sequentially or concurrently, which could affect the price and liquidity of, and demand for, our common stock.  The resale offering by the selling stockholders pursuant to the Selling Stockholder Prospectus is contingent on our completion of the primary offering pursuant to the IPO Prospectus. See Risk Factors” beginning on page 15 of this prospectus.”

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

●	In response to bullet #2, the Company has revised its disclosure (1) on the cover of the IPO Prospectus in the Amendment to clarify that “If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on Nasdaq, we will not complete the primary offering and the selling stockholders will not complete the resale offering. No assurance can be given that our application will be approved” and (2) on the cover of the Selling Stockholder Prospectus in the Amendment to clarify that “If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on the Nasdaq, we will not complete the primary offering to the public or the resale offering. No assurance can be given that our application will be approved”

●	In response to bullet #3, the Company has revised its disclosure (1) on the cover of the Selling Stockholder Prospectus in the Amendment to state that “It is currently estimated that the initial public offering price per share of our common stock will be between $ and $ , with a midpoint of $ ,” (2) on the cover of the Selling Stockholder Prospectus in the Amendment to state that “The selling stockholders must sell their shares at a fixed price per share equal to the share price of the shares being offered in the primary offering until our shares are listed in Nasdaq. Thereafter, the shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices” and (3) the Determination of Offering price section on page Alt-6 of the Amendment to state that “The selling stockholders must sell their shares at a fixed price per share equal to the share price of the shares being offered in the primary offering until our shares are listed on Nasdaq. Thereafter, the shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.”

●	In response to bullet #4, the Company has revised its disclosure on the covers of the IPO Prospectus and the Selling Stockholder Prospectus, and on pages ii, 2, 13, 34, 38, 39 and 57 of the Amendment, to clarify that $10,001,967 in principal amount of plus accrued interest in the amount of $1,860,003 (which accrued interest would be $ assuming conversion on , 2023) under the notes is used for the calculation of the number of shares to be issued to noteholders and being offered by such noteholders in the resale offering, calculated assuming conversion at maturity and an assumed initial public offering price that is the low-point of the price range listed below on the cover page of the IPO Prospectus.

●	In response to bullet #5, the Company has revised its disclosure on the IPO Prospectus cover and in the Shares Eligible for Future Sale section on page 96 of the Amendment to add a reference to the underwriter warrants.

●	In response to bullet #6, the Company has revised its disclosure in the Amendment by adding an alternate table of contents and dealer prospectus delivery obligation on the inside front cover of the Selling Stockholder Prospectus.

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

About this Prospectus, page ii

3.	Please revise the final paragraph to clearly describe the resale offering taking place concurrently with and following your initial public offering. In this regard, we note the statement that “shares of our common stock are currently being offered under this prospectus by certain stockholders” (emphasis added). The resale offering should also be prominently disclosed in your prospectus summary, including statements that you will receive no proceeds from the resale offering, but investors will experience dilution upon note conversion. Highlight the other potential risks and cross-reference to appropriate risk factor disclosure.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the About this Prospectus section on page ii of the Amendment as follows:

“Concurrently with the primary offering, pursuant to the Selling Stockholder Prospectus, the company is registering shares of common stock in connection with the potential resale by certain selling stockholders of an aggregate amount up to          shares of our common stock , consisting of up to (i)          shares of our common stock issuable upon the automatic conversion, in connection with the closing of the primary offering, of $10,001,967 in principal amount of plus accrued interest in the amount of $1,860,003 (which accrued interest would be $           assuming conversion on           , 2023) under the Notes held by certain stockholders who are investors in the 2021 bridge loan financing and the 2022 bridge loan financing, at 80% of the initial public offering price, calculated assuming conversion at maturity and an assumed initial public offering price of $           per share, the midpoint of the price range listed on the cover page of the IPO Prospectus, and (ii)  2,075,000 shares of our common stock held by certain stockholders who held shares prior to the 2021 share exchange or provided certain advisory or legal services in connection with the 2021 share exchange and the 2021 bridge loan financing. The sales of our common stock by us using the IPO Prospectus or by the selling stockholders using the Selling Stockholder Prospectus may result in two offerings taking place sequentially or concurrently, which could affect the price and liquidity of, and demand for, our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders, but investors will experience dilution upon the automatic conversion of the Notes. We will bear all expenses of registration incurred in connection with the primary offering and the resale offering, but all selling and other expenses incurred by the selling stockholders will be borne by them. Please read “Risk Factors” beginning on page 15 of this prospectus, including the risk factor titled “We are registering for resale shares of our common stock held by the selling stockholders concurrently with the primary offering, which might affect the price, demand, and liquidity of our common stock” on page 34.”

In addition, the Company has revised its disclosure in response to the Staff’s comment above in the Prospectus Summary section on page 2 of the Amendment by adding the same language set forth above and revised the language in the Risk Factors section on page 34 of the Amendment to add that:

“We are registering all such shares for resale concurrently with the primary offering. We will not receive any proceeds from the sale of the shares by the selling stockholders, but investors will experience dilution upon the automatic conversion of the Notes.”

Prospectus Summary, page 1

4.	Please balance your disclosure in the summary with information regarding your history of operating losses, negative cash flows, and accumulated deficit. Additionally, please highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Prospectus Summary section on page 2 of the Amendment to add the following:

“However, the Company has incurred recurring losses, including a net loss of $10.31 million and $12.17 million for the fiscal years ended March 31, 2023 and March 31, 2022, respectively. The Company has incurred operating losses of $8.63 million and $10.18 million in the fiscal years ended March 31, 2023 and March 31, 2022, respectively. The decrease in operating losses is largely attributed to the increase in gross margins. Operating losses includes stock-based compensation costs of $5.52 million and $4.48 million in the fiscal years ended March 31, 2023 and March 31, 2022, respectively. Excluding the stock-based compensation costs, underlying operating losses were $3.11 million and $5.70 million in the fiscal years ended March 31, 2023 and March 31, 2022, respectively. Operating cashflows saw a net outflow of $3.51 million and $3.56 million during the fiscal years ended March 31, 2023 and March 31, 2022 respectively. The Company had an accumulated deficit of $40.26 million as at March 31, 2023. These factors raise, and our auditor has expressed, substantial doubt about the Company’s ability to continue as a going concern.”

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

5.	Please revise your disclosure to clearly describe the reorganization and your current corporate structure, including an organizational chart. If true, disclose that you are a holding company and all operations are carried out by your subsidiaries. Clearly describe and distinguish the operations carried out by each of your subsidiaries. Reconcile apparently inconsistent statements on page 1 that refer to PMA both as a “privately held Hong Kong corporation” and as your subsidiary. Additionally reconcile statements that indicate PMA was organized in 2012, yet Mr. and Mrs. Gottschalk have served as directors since 2011. File as an exhibit the list of subsidiaries required by Item 601(b)(21) of Regulation S-K.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Prospectus Summary section on pages 8 and 9 of the Amendment and in the Business section on pages 57 and 58 of the Amendment to describe the reorganization and the current corporate structure, including an organizational chart and clarification that PMA is a wholly owned subsidiary of the Company. In addition, the Company clarified in the Management section on page 73 of the Amendment that Mr. and Mrs. Gottschalk have served as directors since 2012. The Company will be filing, as Exhibit 21.1 to the Registration Statement, by amendment, the list of subsidiaries required by Item 601(b)(21) of Regulation S-K.

6.	We note your disclosure on page 7 that “The Company mainly operates its business through PMA.” Please review the Division of Corporation Finance’s December 20, 2021 guidance “Sample Letter to China-Based Companies,” available at: https://www.sec.gov/corpfin/sample-letter-china-based-companies, and update your disclosure to discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company. Provide comparative information in support of your analysis, including quantification of relevant financial measures, and tell us where your principal business operations, management, and employees are located.

RESPONSE: The Company respectfully submits that the Company is not a China-based company, as further explained below.

The Company would like to clarify that in the fiscal year ended March 31, 2023, PMA’s operations generated 60% of revenue while PMUK’s operations generated 40% of revenue. In the fiscal year ended March 31, 2022, PMA’s operations generated 43% of revenue while PMUK’s operations generated 57% of revenue. The Company has direct ownership of its Hong Kong operating entity and currently does not have or intend to have any contractual arrangement to establish a variable interest entity (VIE) structure with any entity in mainland China. While the majority of the Company’s products are made in China, using raw materials sourced mainly from Hong Kong, the Company purchases its finished product from its manufacturers on a purchase order basis and does not have any long-term agreements requiring it to use any supplier or manufacturer. The Company does not have any operations in mainland China. Accordingly, the PRC laws and regulations do not currently have any material impact on the Company’s business, financial condition and results of operations. However, in the event that the Company or its Hong Kong subsidiary were to become subject to PRC laws and regulations that would have a material impact on the Company’s business, financial condition or results of operations, the Company expects to be able to relocate the business currently conducted by PMA to a location outside of Hong Kong or China.

Hong Kong was selected as the location for PMA’s operations due to co-founders Jane and Max Gottschalk being located in Hong Kong at the time of its organization. The Company’s current principal business operations are located in the United Kingdom. The Perfect Moment brand is owned by PMUK, the Company’s United Kingdom subsidiary. While the Company’s production team sits in Hong Kong, the majority of the employees, including the marketing and finance teams, and all senior management and the board of directors are located in the United Kingdom. The Company owns no real estate in Hong Kong or China. The short-term lease with respect to the Company’s Hong Kong office expires on February 14, 2024. The customers of PMA are currently mainly from the United States. US and European customers accounted for nearly 94% of group revenues in the fiscal year ended March 31, 2023 (91% in the fiscal year ended March 31, 2022), while Hong Kong and Chinese customers accounted for only 2% of group revenues in the fiscal year ended March 31, 2023 (4% in the fiscal year ended March 31, 2022). Although one of Company’s strategies is to grow the Chinese market, United States is expected to remain the dominant market for the Company.

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

The Company has revised its disclosure to clarify its structure on pages 9, 11 and 57 of the Amendment, and added the following China-related risk factors:

●	“We may rely on dividends and other distributions on equity paid by our Hong Kong subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our Hong Kong subsidiary by the PRC government to transfer cash. Any limitation on the ability of our Hong Kong subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our common stock” on page 22 of the Amendment;

●	“Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale” on page 22 of the Amendment;

●	“It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong” on page 25 of the Amendment;

●	“The PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in PMA’s operations and/or the value of the securities we are registering for sale” on page 25 of the Amendment; and

●	“There are some political risks associated with conducting business in Hong Kong” on page 26 of the Amendment.

7.	Please revise your disclosure to clearly describe the origins and history of your company. Statements that your “brand was born in . . . 1984” and “our almost 37 years of sportswear experience” appear inconsistent with Perfect Moment Asia having been organized in 2012 and commencing operations in 2019; revise to reconcile. Clarify the connection between Thierry Donard and your company, describing what you acquired when “Perfect Moment was later purchased,” including intellectual property or other proprietary rights, and the nature of your ongoing relationship. Explain why it is appropriate to refer to Mr. Donard as “our founder” and how you are able to “leverag[e] decades of experience, field testing and obsessive attention to detail gained through [him],” in light of the foregoing. File material agreements related to the foregoing as exhibits to your registration statement.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Prospectus Summary section on page 1 of the Amendment and in the Our Business section on page 56 of the Amendment to state that:

“The idea for the Perfect Moment brand was born in Chamonix, France in 1984, when the professional skier and extreme sports filmmaker, Thierry Donard, began making apparel for his team of free-ride skiers and surfers. Donard used his experience to create designs that were characterized by quality, style and performance to enable his athletes to achieve their perfect ski-run or perfect wave-ride: that “perfect moment.” His designs – combining high performance materials with daring prints and colors – were inspired by his team of free-ride skiers and surfers.

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

In May 2012, Mr. Donard assigned the Perfect Moment trademark to TMS, a then newly incorporated Swiss company, 50% of which was owned by Mr. Donard and 50% of which was owned by Fermain Limited (“Fermain”), an entity controlled by Max Gottschalk, who is the Chairman of our board of directors, and Jane Gottschalk, who is our Chief Creative Officer and a member of our board of directors. PMA was also incorporated in May 2012 and PMA entered into a licensing agreement with TMS for the Perfect Moment trademark. The Perfect Moment brand was then relaunched by Max and Jane Gottschalk. PMUK was later incorporated in July 2017 as a wholly owned subsidiary of PMA, for the primary purpose of online sales of finished goods. In July 2021, PMA assigned the Perfect Moment trademark to PMUK. Between December 2017 and November 2018, PMA acquired 100% of the equity of TMS from Mr. Donard and Fermain. In March 2021, we effected a reorganization, in which all of the equity of PMA was exchanged for newly issued shares of Perfect Moment Ltd. common stock and Series A convertible preferred stock, which preferred stock will be converted to common stock in connection with the closing of the primary offering. The production team still sits in Hong Kong, while the management team and our board of directors and the sales, marketing, operations and finance teams are located in London.”

The Company does not deem any agreements related to the foregoing material.

8.	We note that you granted six stockholders the right to be issued additional shares if your IPO price is less than $5.00 per share. Please revise your disclosure to address the following:

●	Set forth the aggregate number of additional shares issuable pursuant to such rights, making needed assumptions;

●	Disclose that one or more of these stockholders is an affiliate of the IPO underwriter;

●	Include risk factor disclosure assessing the material risks to investors, such as potential dilution and conflicts of interest; and

●	Reference these matters within the section of each prospectus that describes the determination of the IPO price.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment as follows:

●	In response to bullet #1, the Company has revised its disclosure on pages 13, 34, 38, 40, 93, 102 and Alt-6 of the Amendment to set forth the aggregate number of additional shares issuable pursuant to such rights to use additional shares if the initial public offering price is less than $5.00 per share, assuming an initial public offering price that is equal to the midpoint of the price range listed on the cover page of the IPO Prospectus and assuming no sales of equity securities, stock split or stock combination by the Company before the closing of the primary offering.

●	In response to bullet #2, the Company has revised its disclosure on pages 13, 34, 38, 40, 87, 93, 101, 102 and Alt-6 of the Amendment to disclose that one of such stockholders is an affiliate of the representative of the underwriters.

●	In response to bullet #3, the Company has revised its disclosure in the Risk Factors section on page 34 of the Amendment by adding the risk factor titled “We have granted rights to six holders of our common stock, one of which is an affiliate of the representative of the underwriters, to be issued additional common stock of the Company if the initial public offering price per share is less than $5.00, as adjusted, which issuance would cause immediate dilution and might affect the price, demand, and liquidity of our common stock. Such rights also create a conflict of interest between the representative of the underwriters and the Company.”

●	In response to bullet #4, the Company has revised its disclosure to reference these matters in the Underwriting section of the IPO Prospectus on page 101 of the Amendment and the Determination of Offering Price section of the Selling Stockholder Prospectus on page Alt-6 of the Amendment.

Risk Factors, page 12

9.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also revise to ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Risk Factors section on page 33 of the Amendment to add that “Our amended and restated certificate of incorporation that will be in effect at the closing of the primary offering provides that state and federal courts will have concurrent jurisdiction for actions arising under the Securities Act, and the exclusive forum provision will not apply to suits brought to enforce duties and liabilities created by the Exchange Act or any other claims for which the federal courts have exclusive jurisdiction.”

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Supplier Concentration, page 42

10.	Please disclose the names of your principal suppliers as required by Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above on page 43 of the Amendment by disclosing the names of the Company’s principal suppliers.

Our Business, page 58

11.	Please define or describe what is meant by references to yourself as a “digital native” or “digitally native company” in light of your wholesale channel of distribution and “physical store network.”

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above on pages 4, 41 and 60 of the Amendment by deleting the references to “digitally native” and “digitally native company”.

12.	Your business strategy identifies a number of potential growth opportunities (e.g., new geographic markets, localized products and experiences, retail stores in select locations, etc.), but uses language suggesting these may be aspirational in nature. Please revise to clearly describe your business plans regarding such opportunities, including your expected timetable, implementation steps, and material hurdles to overcome.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above on pages 61 through 63 of the Amendment and added the risk factor “We currently do not operate Perfect Moment-owned physical retail stores. Our plans to open Perfect Moment-owned physical retail stores are dependent on a variety of factors, including store locations being available for lease and the stores being economically viable to operate” on page 20 of the Amendment.

Management, Director Compensation Table, page 78

13.	We note that the description of Mrs. and Mr. Gottschalk’s consulting agreements identify different monthly payments, yet the table indicates each was paid the same amount (less the bonus); moreover, this amount is greater than either annualized monthly payment. Please revise to reconcile these apparent inconsistencies. Please also disclose amounts payable, as appropriate, to ensure consistency with the amount of compensation identified in Note 16 of the financial statements.

RESPONSE: The Company has revised its disclosure on page 79 of the Amendment to update the applicable information in the compensation table and to disclose the amounts payable in the description of Mrs. and Mr. Gottschalk’s agreements with us on pages 79 and 80 of the Amendment.

Certain Relationships and Related Transactions, page 85

14.	Please revise your disclosure to address the following:

●	Name the related person involved in each transaction, as required by Item 404(a)(1) of Regulation S-K.

●	Revise the description of transactions involving the issuance of securities (e.g., options, warrants, convertible debt) to identify the issuer. Clarify whether these represent your securities following the corporate reorganization, and ensure that all transactions involving your securities are disclosed in Item 15 of Part II pursuant to the requirements of Item 701 of Regulation S-K.

●	Update the description of outstanding indebtedness as of the most recent practicable date and disclose the other information, if applicable, required by Item 401(a)(5) of Regulation S-K.

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

●	Describe the personal guarantee of your director and shareholder that secures the trade finance facility, according to disclosure on page F-17.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Certain Relationships and Related Transactions section on pages 86 through 88 of the Amendment to (1) name the related person involved in each transaction, (2) identify the issuer of securities and clarify whether such securities represent the Company’s securities following the corporate organization, (3) describe the personal guarantee provided by Mr. Gottschalk securing the trade finance facility and (4) update the description of all indebtedness listed as required by Item 404(a)(5) of Regulation S-K.

In addition, the Company updated its disclosure in Item 15 of Part II pursuant to the requirements of Item 701 of Regulation S-K.

15.	Please file the consulting agreement with Lucius Partners LLC as an exhibit to your registration statement and revise your disclosure to address the following:

●	The agreement is described as being entered into on March 11, 2021, and ending twelve months from its date (or earlier closing of an underwritten initial public offering). Revise to clarify whether the agreement ended on March 11, 2022.

●	The deadline of March 31, 2022, for consummation of the initial public offering or other transactions described has passed. Update to disclose whether the consultant forfeited shares or other adjustment to the consultant’s shares were made.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above on page 87 of the Amendment to describe the extension of the agreement with Lucius Partners LLC and the deletion of the forfeiture provision, and will include the consulting agreement with Lucius Partners LLC and the first amendment, the second amendment and the third amendment thereto as Exhibit 10.11, Exhibit 10.12, Exhibit 10.13 and Exhibit 10.14, respectively, to the Registration Statement, to be filed by amendment.

Shares Eligible for Future Sale, page 93

16.	This section appears to relate only to shares sold in the primary offering. Please revise to also address shares registered for sale by the selling stockholders. See Item 201(a)(2) of Regulation S-K.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Shares Eligible for Future Sale section on page 96 of the Amendment to also address shares registered for sale by the selling stockholders.

Underwriting, page 98

17.	Please revise this section to address the following items, in accordance with Item 508(a) of Regulation S-K:

●	We note disclose on page 86 that the underwriter acted as introducing broker for the notes. Please describe this relationship here and quantify the cash fee the underwriter was paid, in addition to reimbursement of fees and expenses.

●	Describe your relationship with Lucius Partners LLC as an affiliate of the underwriter. Include disclosure that Lucius received shares as compensation for services, has the right to receive additional shares if the IPO price is below $5 per share, and intends to sell its shares in the secondary offering, together with a cross reference to the full description of the agreement in the related party transactions section.

●	RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Underwriting section on page 101 of the Amendment to (1) disclose the underwriter’s role as introducing broker for the notes and quantified the cash fee the underwriter was paid, in addition to reimbursement of fees and expenses and (2) describe the Company’s relationship with Lucius Partners LLC and disclose Lucius’s right to receive additional shares if the IPO price is below $5 per share, and that Lucius intends to sell its shares in the secondary offering, together with a cross reference to the full description of the agreement in the related party transactions section..

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

Legal Matters, page 102

18.	We note disclosure that your counsel and counsel for the underwriter own shares of your common stock. Please revise to provide more information regarding this substantial interest pursuant to Item 509 of Regulation S-K, including disclosure that counsel expects to sell these shares in the resale offering.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in the Legal Matters section on pages 106 and Alt-6 of the Amendment to clarify that such shares were received as compensation for legal services and that counsel expect to sell these shares in the resale offering.

Financial Statements

Note 1. Nature of Operations and Basis of Presentation

Nature of Operations, page F-8

19.	We note your statement that the statements of equity (deficit) have been changed to present PMA equity movements as if they were PML equity movements due to the reverse acquisition. As there is no other mention in the document of a reverse acquisition, please disclose your accounting treatment for the share exchange and tell us the basis for your accounting treatment. Please address the guidance in ASC 805-10 and 805-40. In addition, tell us your consideration of accounting for the share exchange as a reverse recapitalization merger in which the transaction is accounted for as a capital transaction with the issuance of the company’s stock for the net monetary assets of PMA, accompanied by a recapitalization of the company.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above on page F-8 of the Amendment.

The reference to “reverse acquisition” was incorrect and is in fact a reverse recapitalization but the accounting remains unchanged per ASC 805. The reference to “reverse acquisition” is no longer in the current financial statements.

The acquisition of a private operating company (PMA) by a non-operating public shell corporation (PML) typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. A public shell reverse acquisition is considered to be a capital transaction in substance, rather than a business combination. The share for share transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be, nor has been, recorded. A public shell company would not meet the definition of a business under ASC 805.

Note 8. Other Borrowings, page F-17

20.	We note disclosure that your debt financing term started on March 15, 2021, with a mandatory redemption date of March 15, 2022, if not converted in connection with an IPO. Please update to disclose whether the mandatory redemption date has been extended.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above on page F-17 of the Amendment. The redemption date was extended to December 15, 2022 and later extended to December 15, 2023.

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

Note 10. Consultant Stock Awards, page F-20

21.	We note that you issued common share awards to consultants for “services relating to the IPO.” We further note that you have accounted for such share issuances as deferred offering costs and an offset to your convertible debt obligations. Please fully explain the nature of these costs and address how they are directly attributable to the IPO per SAB Topic 5A. Your response should also address your accounting for the shares as an offset to your debt including the accounting literature that supports the basis for your conclusions.

RESPONSE: The Company has revised its disclosure on page F-20 of the Amendment. The accounting for the common share awards to consultants has been amended and are no longer deferred but fully expensed as share based compensation costs within legal and professional expenses, instead of being offset against the convertible debt obligations.

22.	We note the terms associated with your consultant stock awards contain a provision for a 50% clawback in the event an IPO is not achieved by March 31, 2022. Please update your disclosure to indicate whether you have exercised the clawback provision or provided an extension to the term of the stock awards agreement.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above on page F-20 of the Amendment to clarify that the clawback provision was deleted effective April 2022.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-3

23.	Please revise your disclosure to furnish all the information required by Item 701 of Regulation S-K, including the name of purchasers, as well as the nature and aggregate amount of non-cash consideration. Ensure that all relevant transactions are disclosed. In this regard we note, without limitation, transactions described in Note 1 ($7.14 million Preference Share Capital), Note 8 (options and warrants), Note 10 (share issuances to consultants), and Note 17.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above on pages II-3 and II-4 of the Amendment in Item 15 of Part II.

General

24.	Please provide your analysis showing how you determined that there was a completed private placement for the common stock issuable upon the automatic conversion of your promissory notes. We note that the number of shares to be issued and the “conversion price” per share are indeterminate, since these will be calculated based on the initial public offering price. In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE: The Company respectfully submits that the private placement of the shares of common stock issuable upon the automatic conversion of our promissory notes (the “Shares”) is “complete” since the applicable selling stockholders made their investment decision with respect to the Shares by entering into the Securities Purchase Agreement, dated as of March 15, 2021, among the Company and the investors party thereto (the “2021 Securities Purchase Agreement” or the Securities Purchase Agreements, dated as of April 8, 2022, April 22, 2022, May 11, 2022 and July 7, 2022, among the Company and the investors party thereto (the “2022 Securities Purchase Agreements”), as applicable. Upon entry into the 2021 Securities Purchase Agreement or the 2022 Securities Purchase Agreements, as applicable, the selling stockholders have been irrevocably bound to accept as partial consideration a number of Shares into which the promissory notes held by such selling stockholders automatically convert into upon our initial public offering, which is subject only to the satisfaction of conditions outside the control of the selling stockholders. Accordingly, the Company believes that, consistent with the SEC Securities Act Section CD&I Questions 134.01 and 139.06, the sale of Shares to the selling stockholders pursuant to the 2021 Securities Purchase Agreement or the 2022 Securities Purchase Agreements, as applicable, should be deemed “completed” and that the selling stockholders have been at “market risk” with respect to the Shares from the date of entry into the 2021 Securities Purchase Agreement or the 2022 Securities Purchase Agreements, as applicable, which was prior to the filing of the Registration Statement.

SEC Division of Corporation Finance

Office of Manufacturing

August 7, 2023

As you are aware, the Securities Act Section CD&I Questions 134.01 and 139.06 provide in relevant part for the purposes of this letter that:

The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

The Company believes that each of the elements cited in Questions 134.01 and 139.06 in order for the Registration Statement to cover securities yet to be issued is satisfied, namely that:

●	the selling stockholders were “irrevocably bound” to acquire the Shares at the time of execution of the 2021 Securities Purchase Agreement or the 2022 Securities Purchase Agreements, as applicable, which was prior to the filing of the Registration Statement;

●	such obligations are not subject to conditions within the selling stockholder’s control;

●	the purchase price of the Shares was established at the time of execution of the 2021 Securities Purchase Agreement or the 2022 Securities Purchase Agreements, as applicable, when the selling stockholders became bound to acquire the Shares; and

●	there is no contingency based on market price that would allow the selling stockholders the right to not accept the shares.

Upon entry into the 2021 Securities Purchase Agreement or the 2022 Securities Purchase Agreements, as applicable, the selling stockholders became obligated, upon the consummation of our initial public offering, to accept the Shares. The selling stockholders are irrevocably committed to purchasing the Shares as they have no new investment discretion in determining whether to accept the Shares the Company issues. The number of Shares being registered corresponds to $10,001,967 in principal amount of plus accrued interest in the amount of $1,860,003 under the notes, calculated assuming a conversion date at maturity and an assumed initial public offering price that is the low-point of the price range listed on the cover page of the IPO Prospectus.

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

RESPONSE: The Company has not prepared or distributed any written communications, either directly or indirectly, to any potential investors in reliance on Section 5(d) of the Securities Act, and acknowledges that it will contact the staff member associated with the review of this filing in the event the Company does intend to present any such materials to potential investors.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

Mark Buckley,
Chief Executive Officer